EXHIBIT 10

ECKERT SEAMANS CHERIN & MELLOTT, LLC
By: Robert A. Graci, Esquire
Attorney Identification No. 26722
213 Market Street, 8th floor
Harrisburg, Pa. 17101
717-237-6000/717-237-6019
By: Jeffrey P. Lewis, Esquire
Attorney Identification No. 27586
105 East Evans Street, Suite D
P.O. Box 3086
West Chester, PA 19381
610-738-8850

IN THE COURT OF COMMON PLEAS OF CHESTER COUNTY

STILWELL VALUE PARTNERS VI, L.P., on its own behalf with respect to certain claims and suing derivatively, as a shareholder, on behalf of Malvern Federal Bancorp, Inc., a nominal defendant

Plaintiff,

-against-

F. CLAIRE HUGHES, JR., RONALD ANDERSON, KRISTIN S. CAMP, JOSEPH E. PALMER, JR., STEPHEN P. SCARTOZZI, GEORGE E. STEINMETZ, THERESE WOODMAN, JOHN B. YERKES, JR., and MALVERN FEDERAL MUTUAL HOLDING COMPANY,

Defendants,
     and

MALVERN FEDERAL BANCORP, INC., a nominal defendant.

Case No. ___________

COMPLAINT

Plaintiff Stilwell Value Partners VI, L.P. (“Stilwell”), on its own behalf and derivatively, as a shareholder, on behalf of Malvern Federal Bancorp, Inc. (“Malvern”), brings this action for injunctive relief against defendants, and complaining and alleging as follows:

Summary of Action

1. Stilwell brings this derivative action against each of the directors of Malvern (the “Controlling Directors”) for breaches of their fiduciary duties, and also sues, in its own capacity, Malvern Federal Mutual Holding Company (“Malvern MHC”) for independent breaches of the fiduciary duties it owes as the controlling shareholder of Malvern.

2. The Controlling Directors sit on the board of defendant Malvern MHC and were placed on Malvern’s board by defendant Malvern MHC. Despite demand, the Controlling Directors failed to take corrective actions in adopting and engaging in a disinterested process to allow for the consideration and pursuit of a “second step conversion” of Malvern. This caused injuries to Malvern and its shareholders.

3. Malvern operates under the mutual holding company structure. Many mutual holding companies are undertaking second step conversions to raise needed capital and address the regulatory uncertainty caused by, among other things, the elimination of their primary regulator, the Office of Thrift Supervision (“OTS”). More second step conversions were conducted in 2010 than in any prior year. The American Banker recently noted the “compelling arguments” for conversions, the “acute” capital raising difficulties faced by those who remain as mutual holding companies, and the share appreciation enjoyed by converting mutual holding companies. Rachel Witkowski, Mutual Holding Companies Face More Pressure to Take that Second Step, American Banker, May 12, 2011.

4. Stilwell, Malvern’s largest public shareholder, suggested that Malvern consider and undertake a second step conversion in order to raise needed capital and improve Malvern’s poor stock performance. But Malvern, through the Controlling Directors, expressed an unwillingness to even consider one.

5. As directors of both Malvern and Malvern MHC, the Controlling Directors have an inherent conflict of interest when it comes to deciding whether to pursue a second step conversion. A second step conversion will directly impact Malvern MHC -- to whom the Controlling Directors must answer as Malvern MHC directors and as its nominees on Malvern’s board. A second step conversion will dissolve Malvern MHC, cause it to lose its majority and controlling shareholder status over the public holding company, and bring in new public shareholders.

6. Stilwell, therefore, served a derivative demand that the Controlling Directors take corrective action to remove the conflict of interest and consider a second step conversion at once.

7. Instead of removing their conflict by expanding the board with disinterested individuals to decide the issue and recusing themselves, the Controlling Directors went through the motions of “considering” a second step conversion and -- as night follows day -- “decided” not to. They also dragged their feet, waiting three months to even convene a board meeting. Another three months later, after the most cursory “consideration” (less than nine hours of meeting time), clouded by their conflict and bias, the Controlling Directors rendered the preordained verdict -- no second step conversion.

8. Their bias and conflict of interest so clouded their judgment that they also failed to act in good faith after reasonable investigation in considering whether to pursue a second step conversion.

9.  Their breaches of fiduciary duties have resulted in injury to Malvern's shareholders as described below.

10. In addition, Malvern MHC, Malvern’s majority and controlling shareholder, breached its fiduciary duties to the minority shareholders. Malvern MHC should have caused Malvern or its representatives, the conflicted Controlling Directors, to expand Malvern’s board with disinterested directors or take other actions to ensure that its representatives acted in good faith.

Parties

11. Plaintiff Stilwell is a Delaware limited partnership with its principal place of business located at 111 Broadway, New York, NY 10006. At all relevant times, Stilwell has been the largest public shareholder of Malvern, as further described below.

12. Defendant Malvern MHC is a federally chartered mutual savings and loan holding company organized under the Home Owners’ Loan Act, 12 U.S.C. §1467a(o), with its principal place of business located at 42 E. Lancaster Avenue, Paoli, Pennsylvania. Malvern MHC is the majority and controlling shareholder of Malvern, which in turn is the sole owner of Malvern Federal Savings Bank (the “Bank”).

13. Defendant F. Claire Hughes, Jr. is, upon information and belief, domiciled in the Commonwealth of Pennsylvania, residing at 33 Wistar Road, Paoli, PA 19301-1825. Hughes is a director of Malvern, Malvern MHC and the Bank, and has served in those capacities at all relevant times. Hughes is the Chairman of the Boards of Malvern, Malvern MHC, and the Bank.

14. Defendant Ronald Anderson is, upon information and belief, domiciled in the Commonwealth of Pennsylvania. Anderson is a director of Malvern, Malvern MHC and the Bank, and has served in those capacities at all relevant times. Anderson is the Chief Executive Officer and President of Malvern.

15. Defendant Kristin S. Camp is, upon information and belief, domiciled in the Commonwealth of Pennsylvania, residing at 111 Woodmint Drive, West Chester, PA 19380-2108. Camp is a director of Malvern, Malvern MHC and the Bank, and has served in those capacities at all relevant times.

16. Defendant Joseph E. Palmer, Jr. is, upon information and belief, domiciled in the Commonwealth of Pennsylvania, residing at 47 Hickory Lane, Malvern, PA 19355-2827. Palmer is a director of Malvern, Malvern MHC and the Bank, and has served in those capacities at all relevant times.

17. Defendant Stephen P. Scartozzi is, upon information and belief, domiciled in the Commonwealth of Pennsylvania. Scartozzi is a director of Malvern, Malvern MHC and the Bank, and has served in those capacities at all relevant times.

18. Defendant George E. Steinmetz is, upon information and belief, domiciled in the Commonwealth of Pennsylvania. Steinmetz is a director of Malvern, Malvern MHC and the Bank, and has served in those capacities at all relevant times.

19. Defendant Therese Woodman is, upon information and belief, domiciled in the Commonwealth of Pennsylvania, residing at 2564 Crum Creek Drive, Berwyn, PA 19312-2112. Woodman is a director of Malvern, Malvern MHC and the Bank, and has served in those capacities at all relevant times.

20. Defendant John B. Yerkes, Jr. is, upon information and belief, domiciled in the Commonwealth of Pennsylvania. Yerkes is a director of Malvern, Malvern MHC and the Bank, and has served in those capacities at all relevant times.

Facts
The Mutual Holding Company Conversion

21. From 1887 until May 19, 2008, the Bank operated as a federally chartered mutual savings bank. As a mutual savings bank, it was owned by its depositors and borrowers. On May 19, 2008, the Controlling Directors reorganized the Bank into the mutual holding company structure under a federal charter.

22. Under the mutual holding company structure, the Controlling Directors created two new entities: Malvern MHC and Malvern.

23. Malvern became a publicly traded stock company whose only business activity would be to own the Bank. The only business activity of Malvern MHC (which would continue to be owned by the Bank’s depositors and borrowers) would be to own a majority of Malvern’s common stock. A minority of the shares of Malvern would be owned by public shareholders.

24. The following chart illustrates the ownership of these entities:

25. The mutual holding company structure enabled the Controlling Directors to maintain complete domination and control of all aspects of Malvern (and the Bank) by virtue of their directorships on Malvern MHC. Malvern MHC always nominates and elects the Controlling Directors to the boards of Malvern (and the Bank).

Malvern’s Condition Deteriorates

26. Since it went public in 2008, Malvern has been deteriorating.

27. When it came public in 2008, Malvern’s shares traded at $10 per share, but as of the closing on June 1, 2011, its stock was trading at $7.85 per share, a greater than 20% decline in value. As of December 31, 2010, Malvern’s stock price performance was well below the S&P 500 Index stock price performance and worse than the SNL Thrift Mutual Holding Company Index stock price performance.

28. Malvern’s total non-performing assets as a percentage of total assets, an important measure of a financial institution’s health, grew from 1.38% as of December 31, 2008 to 3.2% as of March 31, 2011. Malvern’s non-performing assets ratio was higher than the average for all public thrift mutual holding companies.

29. In each fiscal year since it came public Malvern had declared dividends to shareholders, but it stopped declaring dividends for the past two quarters for reasons explained below.

Malvern’s Troubled Condition Subjects It To Regulatory Oversight

30. On February 22, 2010, the OTS, Malvern’s primary regulator, issued a Report of Examination finding that the Bank engaged in “unsafe or unsound practices and/or violations of law or regulation.”

31. On October 19, 2010, Malvern, Malvern MHC, and the Bank entered into Supervisory Agreements with the OTS. The Supervisory Agreements required the Malvern entities to address the Bank’s “unsafe and unsound business practices” in a number of specified ways.

32. The Bank was required to develop a business plan which contains, among other things, “strategies for ensuring that the [Bank] has the financial and personnel resources necessary to . . . maintain compliance with applicable regulatory capital requirements.”

33. In addition, the Supervisory Agreements forbid Malvern from declaring dividends to shareholders without prior OTS approval, further illustrating Malvern’s capital strain.

Resurgence of “Second Step Conversions”

34. A second step conversion eliminates the mutual holding company (the majority shareholder) and the public company. They are replaced by a new public company that is solely owned by public shareholders.  After the second step conversion, the structure becomes:

35. This transaction involves an acquisition of control by public shareholders because they collectively replace Malvern MHC and invest new capital in Malvern’s successor.

36. More second step conversions of mutual holding companies were completed in 2010 than in any previous year.

37. There are several reasons for the resurgence in second step conversions: (1) to increase capital and support continued growth and lending capability; (2) to facilitate an institution’s ability to acquire other institutions through the issuance of stock; (3) to remove the uncertainties associated with the mutual holding company structure created by the recently enacted financial reform legislation; and (4) to increase the outstanding shares held by public shareholders and to have greater liquidity for its stock.

38. Indeed, in its 2010 annual report, Malvern listed as a risk factor that recently enacted regulatory reform may have a material impact on its operations including “additional capital requirements.”

39.  Another significant aspect of regulatory uncertainty is the potential elimination of the dividend waiver rule which allows mutual holding companies to waive their dividend in favor of public shareholders.

Stilwell Urges MHC To Second Step -- The Conflicted Controlling Directors Dig In

40. On May 30, 2008, shortly after Malvern came public, Stilwell disclosed in a Schedule 13D filed with the Securities and Exchange Commission that it and its affiliates were owners of 9.2% of Malvern’s outstanding stock, or 565,000 shares. At all relevant times, Stilwell has been Malvern’s largest public shareholder.

41. In the spring of 2010, Joseph Stilwell met with the officers of Malvern to discuss their poor performance. Mr. Stilwell suggested that they consider a second step conversion, however, the officers did not seem interested in the suggestion. Frustrated by the poor share price and management’s indifference, Mr. Stilwell wrote to shareholders on May 24, 2010 stating that he believed a second step conversion would increase Malvern’s share price and noting the second step conversion of a neighboring mutual holding company.

42. In direct response to Mr. Stilwell’s letter, on June 11, 2010, defendants Anderson and Hughes wrote to shareholders expressing their firm resolve -- stating it as a “primary” and “corporate” goal -- to remain a mutual holding company.

43. On June 22, 2010, Mr. Stilwell wrote to shareholders again pointing out that a second step conversion would “make a good return for shareholders.”

44. In an October 8, 2010 Philadelphia Business Journal article, defendant Anderson was quoted as confirming that a second step conversion was “not on the to-do list right now.” Defendant Anderson was quoted: “We don’t think it’s the right time. . . . [w]e’re working on lowering our nonperforming loan ratios before thinking about anything like that.” (Emphasis supplied.)

45. The Controlling Directors have treated directorships at Malvern MHC, Malvern and the Bank like a family business, passing them on through bloodline. For example, in March 2010 when an 80-year old director retired, he was replaced by a former director’s son, defendant Scarzotti. The Controlling Directors have a vested interest in seeing that the mutual holding company structure remains -- so that they can pass on directorships to family and cronies. This presents a conflict of interest when it comes to deciding whether to eliminate the mutual holding company structure from which their power emanates, but which may not be (and is in fact not) in the best interests of the public shareholders of Malvern.

46. Moreover, the Controlling Directors have another irreconcilable conflict of interest when it comes to determining whether or not to pursue a second step conversion. The Controlling Directors serve on the board of Malvern MHC and were placed there by Malvern MHC. As directors of both Malvern and Malvern MHC, the Controlling Directors serve two masters to whom they owe separate and distinct fiduciary duties. They cannot fairly consider Malvern's best interest in pursuing a second step conversion when the second step conversion will dissolve Malvern MHC. This irreconcilable conflict and the resultant bias, has been evident in the Controlling Directors' statements and actions.

Stilwell Sends Derivative Demand

47. On October 26, 2010, in accordance with Section 7.03 of the ALI Principles of Corporate Governance: Analysis and Recommendations, Stilwell served a Demand to Prosecute Action or Take Corrective Measures (“Derivative Demand”). A copy of the Derivative Demand is attached as Exhibit A. It is incorporated herein by reference in its entirety.

48. The Derivative Demand declared that the Controlling Directors failed to consider a second step conversion, harming Malvern and its shareholders. It also expressed that the Controlling Directors had a conflict of interest in considering a second step conversion because of their use of directorships for family and cronies and because they serve on the board of Malvern at the behest of the dominant shareholder Malvern MHC. The Derivative Demand asked the Controlling Directors to take corrective actions to remove the conflicts of interest.

49. The Derivative Demand also alleged that the Controlling Directors’ conduct in failing to consider or pursue a second step conversion constitutes a breach of good faith and undivided duty of loyalty to Malvern, and is a violation of the letter and spirit of Malvern’s Code of Conduct and Ethics, which prohibits even the appearance of a conflict of interest.

50. The Derivative Demand also cited the recent second step conversion of Alliance Bancorp, Inc. of Pennsylvania, located in nearby Broomall, Pennsylvania, as a good illustration of why Malvern should act given the similarities in their profiles, including the high level of non-performing loans.

51. The Derivative Demand listed the reasons for undertaking a second step conversion: (1) to increase capital and support continued growth and lending capability; (2) to facilitate its ability to acquire other institutions through the issuance of stock; (3) to remove the uncertainties associated with the mutual holding company structure created by the recently enacted financial reform legislation; and (4) to increase the number of outstanding shares held by public shareholders and to have greater liquidity for its stock.

52. The Derivative Demand also listed several reasons why a second step conversion should not only be considered but also undertaken “at this time” by Malvern: (a) the need for capital to meet the OTS’s requirement as described above; (b) to address Malvern’s non-performing loan ratio; (c) reasons given by other mutual holding companies which have converted; (d) reasons given by advisors who are recommending second step conversions; and (e) because a second step conversion is in the best interests of Malvern and its shareholders.

53. Given Malvern’s continued decline, the Derivative Demand requested that the Controlling Directors act “at once.”

The Controlling Directors Reject The Demand

54. Six months to the day after the Derivative Demand, the Controlling Directors sent a letter dated April 26, 2011, claiming that the Controlling Directors (less defendant Anderson) had not only considered a second step conversion but had concluded that “now is not the optimal time to engage in a second step conversion.” To this date, no reasons have been given to support their decision. A copy of the letter (“Demand Rejection”) is attached hereto as Exhibit B and is incorporated by reference.

55. The Demand Rejection also claimed that the Derivative Demand was rejected by directors who were not interested in the transaction or conduct complained of.

56. Not only did the Controlling Directors unduly delay action and a response, but the decision was preordained because of the Controlling Directors' conflict of interest and their desire to retain the mutual holding company structure. The process they adopted was deliberately contrived to achieve the desired result. And, the evidence in favor of a second step conversion was apparently ignored.

57. Various statements contained in the Demand Rejection are incorrect: (a) the Controlling Directors are not independent due to their divided loyalties; (b) the Controlling Directors are not capable of objective judgment under the circumstances because of their divided loyalties; (c) the Controlling Directors are not "free and independent" of controlling influence by a shareholder; and (d) to the extent it is implied that the decision made was made by disinterested directors, that is incorrect for the reasons previously stated.

58. The Controlling Directors' bias and conflicts undermined the process from the inception.

59. Instead of expanding the board of Malvern with disinterested directors and recusing themselves, the Controlling Directors decided to “consider” a second step conversion themselves to ensure that Malvern would not undertake a second step conversion.

60. They waited three months from the Derivative Demand to even convene a preliminary board meeting to go through the motions of discussing the nature and scope of their review. Less than two months later, after only five board meetings totaling less than nine hours, the Controlling Directors rejected the demand.

61. At two of these board meetings, the Controlling Directors were presented with financial data and information from two separate financial advisors, which supported Malvern conducting a second step conversion. But apparently due to their conflict and bias, the Controlling Directors followed their preordained route to not undertake a second step conversion, thereby injuring shareholders of Malvern.

62. One financial advisor projected that a second step conversion could result in gross proceeds exceeding $23 million and could raise book value per share to above $14 per share. Malvern’s book value per share as of March 31, 2011 is $9.82 per share.

63. Another financial advisor opined that many mutual holding companies are second stepping “in the face of regulatory uncertainty,” and that the number of mutual institutions has been steadily declining.

64. This advisor also provided an analysis projecting a post second step conversion book value of $17.56 per share with a stock price of $11.94 increasing to $18.18 after the fifth year; or, based upon the current $7.85 per share stock price, a 52% increase to 132% increase.

65. Plaintiff has no adequate remedy at law. Defendants' conduct has deprived Malvern of truly disinterested decision-making and has caused it injury in depriving Malvern and its minority shareholders of the benefits to be derived from a second step conversion.

66. Plaintiff is entitled to recover a reasonable attorney fee.

FIRST COUNT AGAINST THE CONTROLLING DIRECTORS
(Requiring Independent Consideration of Conversion)

67. Plaintiff repeats and realleges the allegations contained above as though fully set forth herein.

68. The Controlling Directors owe fiduciary duties of loyalty to Malvern and its shareholders.

69. The Controlling Directors breached their fiduciary duty of loyalty by failing to engage in a disinterested process to consider whether it was in Malvern's best interest to pursue a second step conversion. In particular, the Controlling Directors failed to recuse themselves and expand the board to include persons who were not also on the board of Malvern MHC, the majority and controlling shareholder who has a direct interest in preventing the second step conversion and to whom the Controlling Directors owed competing fiduciary duties.

70. The court should declare that the Controlling Directors breached their fiduciary duties to Malvern and its shareholders and should order the Controlling Directors to (a) be excluded from deciding whether to second step, and (b) expand the board of Malvern to include not less than three qualified, disinterested directors who shall be delegated the sole responsibility (and provided the resources) to independently and objectively consider whether Malvern should engage in a second step conversion.

SECOND COUNT AGAINST THE CONTROLLING DIRECTORS
(Ordering Conversion)

71. Plaintiff repeats and realleges the allegations contained above as though fully set forth herein.

72. Based upon the information provided by Malvern’s advisors and all the reasons alleged above, especially Malvern’s capital needs and the anticipated increase in its share price, disinterested directors acting reasonably and in good faith would have decided to engage in a second step conversion.

73. In the alternative to the FIRST COUNT, the court should declare that the Controlling Directors breached their fiduciary duties to Malvern and its shareholders and should order that Malvern engage in a second step conversion.

THIRD COUNT AGAINST MALVERN MHC
(Requiring Independent Consideration of Conversion)

74. Plaintiff repeats and realleges the allegations contained above as though fully set forth herein.

75. Malvern MHC is the majority and controlling shareholder of Malvern and owes the minority shareholders, including plaintiff, a duty to exercise good faith, care, and diligence to conserve the property of Malvern and to protect the interests of the minority shareholders.

76. Malvern MHC, which was aware of the Derivative Demand, breached its fiduciary duties to the minority shareholders by putting its interests in preserving its control over Malvern before the best interests of Malvern. As majority and controlling shareholder, Malvern MHC had a duty to cause Malvern or its representatives, the Controlling Directors, to expand the board of Malvern with disinterested directors or take other actions to ensure that its representatives acted in good faith.

77. The court should declare that Malvern MHC breached its fiduciary duties and should either (a) order Malvern MHC to cause Malvern to expand its board to include not less than three qualified disinterested directors who shall be delegated the sole responsibility (and provided the resources) to independently and objectively consider whether Malvern should engage in a second step conversion; or (b) enjoin it from interfering in Malvern's employment of disinterested decision makers to consider and implement a second step conversion.

WHEREFORE, plaintiff demands judgment as follows:

1.           On its FIRST COUNT, a declaration that the Controlling Directors breached their fiduciary duties to Malvern and its shareholders and an order directing the Controlling Directors to (a) be excluded from deciding whether to engage in a second step conversion, and (b) expand the board of Malvern to include not less than three qualified, disinterested directors who shall be delegated the responsibility (and provided the resources) to independently and objectively consider whether Malvern should engage in a second step conversion;

2.           On its SECOND COUNT, and in the alternative to the FIRST COUNT, the court should declare that the Controlling Directors breached their fiduciary duties to Malvern and its shareholders and should order that Malvern engage in a second step conversion;

3.           On its THIRD COUNT, a declaration that Malvern MHC breached its fiduciary duties and an order that Malvern MHC cause Malvern to expand its board to include not less than three qualified, disinterested directors who shall be delegated the sole responsibility (and provided the resources) to independently and objectively consider whether Malvern should engage in a second step conversion or an order enjoining it from interfering in Malvern's employment of disinterested decision makers to consider and implement a second step conversion;

4.           For its costs and reasonable attorney fees incurred herein; and

5.           Such other relief as may be just and equitable.

Respectfully submitted,

Eckert Seamans Cherin & Mellott, LLC

By:	/s/ Jeffrey P. Lewis
Jeffrey P. Lewis, Esq.
Robert A. Graci, Esq.

VERIFICATION

JOSEPH STILWELL, Managing Member of Stilwell Value, LLC, General Partner of Stilwell Value Partners, VI, LP, verifies that the facts in the preceding “Complaint” are true and correct to the best of his knowledge, information and belief; and that the statements therein are made subject to the penalties of 18 Pa. C.S.A. Section 4904, relating to unsworn falsification to authorities.

/s/ Joseph Stilwell
JOSEPH STILWELL, Managing Member of Stilwell Value, LLC, General Partner of Stillwell Value Partners, VI, LP

Dated: June 1, 2011

EXHIBIT A

STILWELL VALUE PARTNERS VI, L.P.
111 Broadway, 12th Flr.
New York, New York 10006
(212) 269-5800

October 26, 2010

By Federal Express and Facsimile
Board of Directors
Malvern Federal Bancorp, Inc.
42 E. Lancaster Avenue
Paoli, Pennsylvania 19301

Attn: F. Claire Hughes, Jr., Chairman of the Board
Shirley Stanke, Corporate Secretary

Re: Demand to Prosecute Action or Take Corrective Measures

Ladies and Gentlemen:

Stilwell Value Partners VI, L.P. ("SVP") demands that you commence and prosecute an action on behalf of Malvern Federal Bancorp, Inc. (the "Company") against the directors of the Company or take the corrective measures listed below. This demand is written in accordance with Section 7.03 of the *ALI Principles of Corporate Governance: Analysis and Recommendations*. SVP is a shareholder of the Company and first purchased shares on May 20, 2008.

Summary

SVP demands that the directors take steps to protect the Company from the directors' violations of their fiduciary duties of care, loyalty, and good faith. As described below, the Company's directors, unless measures are taken, will continue to act in contravention of their duties of care and loyalty by failing to consider pursuing a "second-step conversion" of the Company. This has caused -- and will continue to cause -- harm and injuries to the Company. For no apparent legitimate reason, the board has refused to consider pursuing a second step conversion. Additionally, by refusing to consider a second step, the directors have acted in a disloyal and conflicted manner because continuation of the mutual holding company structure perpetuates their status as directors (*i.e.*, entrenchment) and attendant powers. By this demand, SVP seeks to compel the directors to reform their behavior and to conform their conduct to the standard required under Pennsylvania law, as well as the Company's own Code of Conduct.

Parties

SVP is a Delaware limited partnership with its principal place of business located in New York. SVP's general partner is Stilwell Value LLC, a Delaware limited liability company with its principal place of business in New York. The managing and sole member of Stilwell Value LLC is Joseph Stilwell, who has sole authority to direct the investment decisions of SVP, including its stock purchases of the Company.

Malvern Federal Bancorp, Inc.
October 26, 2010
Page 2

The Company is a federally chartered corporation with its principal place of business in Paoli, Pennsylvania. On or about May 20, 2008, the Company came public under the mutual holding company structure which requires that a majority of its shares be held by a mutual holding company (here, Malvern Federal Mutual Holding Company, "MHC"). The Company is the sole owner of Malvern Federal Savings Bank ("Bank"), a federally chartered savings bank. As described below, MHC controls the affairs of the Company and the Bank.

Ronald Anderson is now, and at all relevant times has been, a director of the Company, the Bank, and MHC. In addition, Anderson is now, and at all relevant times has been, the President and Chief Executive Officer of the Company, MHC, and the Bank.

Kristin S. Camp, F. Claire Hughes, Jr., Joseph E. Palmer, Jr., Stephen P. Scartozzi, Edward P. Shanaughy, II, George E. Steinmetz, Therese Woodman, and John B. Yerkes, Jr. are now, and at all relevant times have been, directors of the Company, MHC, and the Bank, and, along with Anderson, are referred to as the "Directors." The Directors control the affairs of the Company and the Bank. Once installed, the Directors are able to control who sits on the boards, thereby ensuring perpetual appointments for themselves and their associates.[1]

Facts

Recently, many mutual holding companies have undertaken second steps. There are thousands of regular shareholder-owned community banks in the United States. There are fewer than 70 mutual holding companies remaining, and most advisors are recommending that they undertake second steps for the reasons described below. (At least 12 of those 70 have already announced second steps.) A second step dissolves the mutual holding and mid-tier public companies, and creates a new corporation whose shares are held by the public. A second step provides many benefits. The recently announced second step of Alliance Bancorp, Inc. of Pennsylvania, ("ALLB") provides a good illustration.

ALLB is also a mutual holding company serving Philadelphia suburbs. It is headquartered in nearby Bromall, Pennsylvania. It owns a federally chartered bank with 9 branches in Chester County and neighboring Delaware County (the Bank has 7 branches all in Chester County). ALLB converted into the mutual holding company structure in January 2007, about 18 months before the Company converted. As of March 31, 2010, it had over $471 million in assets, compared to the Company's $696 million. As of June 30, 2010, ALLB reported non-performing assets of $16.1 million, or 3.6% of total assets; the Company reported non-performing assets of $41.9 million, or 4.3% of total assets. The companies have similar business plans – *i.e.*, to grow lending capabilities, provide additional services, and diversify. These similarities provide a com-

[1] But the Directors have taken advantage of the mutual holding company structure. Upon information and belief, the Directors have never considered anyone for the board other than themselves, cronies, or relatives. When a director retired earlier this year, the seat was filled by the son of a former director. The Directors essentially treat directorships like a family business, and passing one on through a bloodline amounts to an independent breach of their fiduciary duties.

Malvern Federal Bancorp, Inc.
October 26, 2010
Page 3

pelling basis for the Directors to consider, if not undertake, a second step, consistent with their fiduciary duties.

When ALLB announced its second step in August 2010, it cited several reasons -- reasons commonly given by other converting companies: (1) to increase capital and support continued growth and lending capability; (2) to facilitate its ability to acquire other institutions through the issuance of stock; (3) to remove the uncertainties associated with the mutual holding company structure created by the recently enacted financial reform legislation; and (4) to increase the number of outstanding shares held by public shareholders and to have greater liquidity for its stock.

SVP suggested to the Company and Directors that they consider and undertake a second step at this time. Upon information and belief, the Company and the Directors have refused to consider it.

For instance, on June 11, 2010, Messrs. Anderson and Hughes wrote to shareholders expressing their firm resolve – stating it as a "primary" and "corporate" goal -- to remain a mutual holding company. Then, in an October 8, 2010 article in the Philadelphia Business Journal, Mr. Anderson was reported as confirming that a second step was "not on the to-do list right now." Mr. Anderson was quoted: "We don't think it's the right time. . . . [w]e're working on lowering our nonperforming loan ratios *before thinking about anything like that*." (Emphasis supplied.)

The Directors have a fiduciary duty to consider a second step at this time. SVP believes that further delay will cause further harm. There are several reasons why the Directors should undertake a second step at this time.

1. This summer the Bank was deemed to be in a "troubled condition" by its regulator, the Office of Thrift Supervision, which issued a directive making it harder to workout non-performing loans. The Directors did not act. On October 19, 2010, because the Bank has engaged in unsafe or unsound practices or violated the law, the Company, MHC, and the Bank entered into Supervisory Agreements with the OTS. Within sixty days the Bank is required to provide a business plan with strategies for "ensuring" that the Bank has the financial wherewithal to support the plan, including "maintain[ing] regulatory capital requirements." The capital raised from a second step will assist in meeting the OTS's requirements.

2. The Company's nonperforming loan ratio is not an excuse to not "think about" a second step. It's a good reason to undertake one, at this time. ALLB had a similar ratio and, citing raising capital as a key reason, considered and undertook a second step.

3. All of the reasons listed by ALLB in its offering documents, including the uncertainty created by the recently enacted financial reform legislation. The time to act is now.

4. The reasons given by other mutual holding companies that have converted or announced.

Malvern Federal Bancorp, Inc.
October 26, 2010
Page 4

5. The reasons given by the advisors who are recommending second steps.

6. A second step is in the best interests of the Company and its shareholders.

The Directors have deliberately chosen not to consider a second step. The refusal to do so has caused and is causing substantial damages to the shareholders for which the Directors should be held accountable. Additionally, the Directors appear to have a conflict of interest-- a second step would likely terminate their directorships and their giving out of directorships. The Directors' conduct alleged herein is a breach of good faith and their undivided duty of loyalty to the Company, and is a violation of the letter and spirit of the Company's Code of Conduct and Ethics, which prohibits even the appearance of a conflict of interest. The Directors must consider a second step. And, because of the OTS Supervisory Agreements and the troubled condition of the Bank, the Directors should consider it at once. The Company and Directors should also take steps to remove the conflicts of interest.

Based on the foregoing, the Company should take the corrective action referenced in the previous paragraph or prosecute an action against the Directors seeking to obtain the relief specified therein.

I look forward to your complete and proper attention to these matters.

Very truly yours,

Joseph Stilwell

Copies to:

Ronald Anderson
Kristin S. Camp
Joseph E. Palmer, Jr.
Stephen P. Scartozzi
Edward P. Shanaughy, II
George E. Steinmetz
Therese Woodman
John B. Yerkes, Jr.

EXHIBIT B

MALVERN FEDERAL BANCORP, INC.

P.O. Box 1705, Paoli, Pennsylvania 19301
610.644.9400
www.malvernfederal.com

April 26, 2011

Via Overnight Delivery

Mr. Joseph Stilwell
Managing Member, Stilwell Value LLC
General Partner. Stilwell Value Partners VI, L.P.
111 Broadway, 12th Floor
New York, New York 10006

Re: Demand to Prosecute Action or Take Corrective Measures

Dear Mr. Stilwell:

I write on behalf of the Board of Directors of Malvern Federal Bancorp, Inc. ("Malvern Federal") in response to the October 26, 2010 demand (the "Demand") made upon the Board by Stilwell Value Partners VI, L.P. ("SVP").

In the Demand, SVP alleged that the directors were violating their "fiduciary duties of care, loyalty, and good faith" by failing "to consider pursuing a 'second-step conversion' of the Company." It asked that the Board "commence and prosecute an action on behalf of [Malvern Federal] against the directors of the Company" or take certain "corrective measures." Although addressing an alleged "fail[ure] to consider" a second step conversion, the Demand expressed SVP's view that a "second step is in the best interests of the Company and its shareholders," and referred to "substantial damages to the shareholders" which apparently related to the failure to undertake a second step conversion.

Shortly after receiving the Demand, the Board took steps to respond to SVP's concerns by considering the advisability and timing of a second step conversion. The review and consideration of the Demand and the investigation into the advisability and possible timing of a second step conversion were undertaken by the outside directors, with the assistance of independent counsel, Drinker Biddle & Reath LLP. Mr. Ronald Anderson, the only management director, did not participate in the Board's deliberations or its vote; his only involvement was to provide information, as requested by the Board or its counsel, about the structure, operations, and financial condition of Malvern Federal and Malvern Federal Savings Bank.

A Rewarding Banking Experience.™

Joseph Stilwell
April 26, 2011
Page 2

The outside directors constitute an independent majority of the eight-member Board and were capable as a group of objective judgment under the circumstances. None of the outside directors has any material business or financial interest in Malvern Federal's decision with respect to a second step conversion that could reasonably be anticipated to affect his or her judgment. Further, the outside directors are free and independent of any controlling influence of any director, officer, or shareholder which might reasonably be expected to interfere with their business judgment.

In a series of meetings over the past several months, the Board carefully considered the advisability of undertaking a second step conversion at the present time. In that connection, the Board consulted with legal and financial advisors about the conversion process and the various regulatory and financial implications of a second step conversion. The Board considered, among other things, the current regulatory and financial climate, Malvern Federal's financial condition, its specfic regulatory responsibilities, its business plan, and its current capital needs, as well as the expense of undertaking a second step conversion.

After thorough consideration, the Board, by the outside directors, unanimously concluded that now is not the optimal time to engage in a second step conversion. In arriving at its decision, the Board did not rule out taking a second step conversion in the future. But, in the Board's judgment, doing so at this time is neither necessary nor in the best interests of Malvern Federal and its stakeholders, including its shareholders.

Very truly yours,

F. Claire Hughes, Jr.

F. Claire Hughes, Jr.

cc: Board of Directors

BERWYN	COVENTRY	EXTON	LIONVILLE	MALVERN	PAOLI	WESTTOWN	LOAN SERVICING
610.251.9585	610.469.6201	610.363.1700	610.594.6400	610.647.7944	610.993.6200	610.399.8000	610.695.3682

A Rewarding Banking Experience.™